C21 Investments Reports First Quarter Financial Results

+30% Q1 Revenue Growth Year-Over-Year Highlights Continued Outlier Growth

VANCOUVER, July 31, 2025 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the filing of its interim financial statements and management discussion and analysis for its first quarter ending June 30, 2025, on SEDAR. The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

First Quarter Highlights (April 1, 2025 to June 30, 2025):

  Revenue of $8.6 million - up 30% year-over-year and up 6% sequentially - driven by continued same store sales growth across all dispensaries; State of Nevada sales were down 14% year-over-year and flat from the sequential comparative periods1
  Gross Margin of 35% - up 410 basis points year-over-year
  Income from Operations of $0.2 million - up $1 million from Q1 last year, driven by higher retail sales and lower SG&A costs
  Earnings (Loss) Per Share of ($0.01) - flat year-over-year, primarily impacted by Income Tax provisions; Net Income Before Tax of $0.1 million
  Adjusted EBITDA2 of $1.1 million - up 244% from Q1 last year
  Free Cash Flow2, before working capital changes and taxes, of $0.9 million; $0.8 million Income Tax paid in Q1
  Retail Transaction Growth up 45% from the Q1 last year and 5% sequentially
  Purchased 184,500 common shares for cancellation pursuant to the NCIB

Q1 Management and Operational Commentary:

CEO and President, Sonny Newman: "30% revenue growth in Q1 underscores the soundness of our retail strategy and ability to deliver exceptional results in a challenging market. We are pleased with yet another quarter of robust same-store sales growth across all of our dispensaries. Our flagship Sparks store, celebrating its 10th anniversary as Nevada's first licensed dispensary, reported impressive results with a 5% increase in customer transactions quarter-over-quarter. Our South Reno location continues to outperform, achieving 120% same-store sales growth over its first full year of operations. Despite industry-wide price compression and the decline in overall Nevada state sales, we have delivered sequential revenue growth and another quarter of positive free cash flow. These results reflect the strength of our business model, the capabilities of our team, and focus on operational efficiency. Looking ahead, we remain committed to our long-term goal of sustainable growth."

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1 State of Nevada cannabis sales: https://www.headset.io/markets/nevada

2 Refer to "Non-GAAP Measures" disclosure at the end of this news release for a description and calculation of these measures

Q1 revenue of $8.6 million was up 30% over the previous year, despite a 14% decline in Nevada sales over the comparative period1. Revenue was up 6% from the previous quarter. Increases were driven by same store sales growth in each of Silver State's three dispensaries as well as higher wholesale volume.

Gross Margin of 35% in the first quarter was up 410 basis points year-over-year but down sequentially, impacted by seasonality around 4/20 discounts and an increase in wholesale activity.

C21 reported Income from Operations of $0.2 million in the first quarter, up $1.0 million from the previous Q1 and down sequentially, primarily due to lower gross margin. SG&A costs were down 3% year-over-year and relatively flat sequentially despite the material increase in revenue.

The Company reported a Net Loss of $0.8 million in the first quarter, or ($0.01) per share, versus a Net Loss of $1.4 million in the previous first quarter. Q1's Net Loss was primarily due to Income Tax provisions.  The Company generated $0.1 million Net Income Before Tax for Q1.

Q1 Adjusted EBITDA2 was $1.1 million, up 244% from the previous Q1 but down sequentially. The increase in Adjusted EBITDA year-over-year was driven by the 30% increase in retail sales, improved gross margin, and lower SG&A costs.

Q1 Free Cash Flow2 before working capital changes was $0.9 million, up $1.0 million from the previous Q1 and down sequentially.

Cash at the end of Q1 was flat from Q4 notwithstanding $0.8 million in Income Tax paid, a $0.3 million debenture principal repayment, and shares purchased for cancellation in the quarter.

Based on legal interpretations and opinions that challenge its tax liability under Section 280E Internal Revenue Code of 1986, the Company has taken the position that it does not owe taxes attributable to the application of this Section of the Code. The Company plans on refiling amended U.S. federal income tax returns for the years ended January 31, 2022, January 31, 2023, January 31, 2024, and the two months ended March 31, 2024. Management exercises significant judgment when assessing the probability of successfully sustaining the Company's tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. See disclosure of Risk Factors in the MD&A.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain non-GAAP financial measures such as "Free Cash Flow", "Adjusted EBITDA" and "same store sales". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations adding back income tax expense and before changes in working capital, minus capital expenditures. Management believes that Free Cash Flow, which measures our ability to generate cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Q1 Free Cash Flow:

	Q1	Q4	Q3	Q2	Q1
Quarter Ended (except as noted)	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Cash Provided by Operating Activities before taxes and changes in working capital (continuing operations)	$942,348	$1,582,088	$1,726,751	$1,045,505	$77,815
Purchase of Property and Equipment	(37,329)	(31,434)	(144,908)	(60,731)	(169,660)
Free Cash Flow	$905,019	$1,550,654	$1,581,843	$984,774	$(91,845)

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Q1 Adjusted EBITDA:

	Q1	Q4	Q3	Q2	Q1
	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Net Income (Loss)	$(758,820)	$(1,581,297)	$(130,941)	$(845,132)	$(1,412,172)

Interest & accretion	180,598	196,905	231,358	238,531	136,752
Provision for Income Taxes	825,500	2,232,750	722,800	828,400	367,700
Depreciation and Amortization	445,616	445,042	445,992	435,456	379,522
Depreciation and Interest in COGS	203,092	203,091	-	406,184	203,091
EBITDA	$895,986	$1,496,491	$1,269,209	$1,063,439	$(325,107)
Change in FV of derivative liability	-	(52,257)	-	-	-
Share based compensation	93,945	136,757	143,493	147,091	422,218
Loss (gain) from discontinued operations	1,861	51,712	49,663	85,714	25,724
One-time special project costs	118,770	70,000	-	-	117,543
Production curtailment, non-cash inventory adjustments	-	-	-	-	28,700
Other gain (loss)	(41,726)	(10,602)	105,234	(927)	41,740
Adjusted EBITDA	$1,068,836	$1,692,102	$1,567,599	$1,295,317	$310,818

Q1 Balance Sheet Summary:

(US$)	June 30, 2025	March 31, 2025
Assets
Cash	2,655,208	2,625,461
Inventory	4,163,477	4,051,425
Other current, assets held for sale	790,078	827,229
Current Assets	7,608,763	7,504,115
Note receivable	778,966	802,766
Fixed Assets/Goodwill/Intangibles	48,007,884	48,692,868
Total Assets	56,395,613	56,999,749

Liabilities
Accounts payable	2,541,590	2,148,153
Convertible Debentures (current portion)	1,104,829	977,817
Income taxes payable	2,142,540	2,833,991
Other notes, current lease, liabilities held for sale	2,039,487	1,997,082
Current Liabilities	7,828,446	7,957,043
Convertible Debentures	442,402	710,367
Lease liabilities	9,621,827	9,771,124
Uncertain tax position	10,539,748	9,822,797
Derivative liability, Deferred tax	64,136	62,641
Total Liabilities	28,496,559	28,323,972

Shareholders' Equity	27,899,054	28,675,777
Total Liabilities and Shareholders' Equity	56,395,613	56,999,749

Q1 Summary Income Statement:

	Q1	Q4	Q3	Q2	Q1
(US$)	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Revenue	8,553,373	8,105,512	7,907,812	7,508,547	6,596,009
Cost of Sales	5,569,382	4,477,048	4,272,868	4,243,714	4,565,310
Gross Profit	2,983,991	3,628,464	3,634,944	3,264,833	2,030,699
Gross Margin%	35%	45%	46%	43%	31%
Total Expenses	2,776,578	2,791,252	2,656,830	2,958,247	2,870,955
Income from Operations	207,413	837,212	978,114	306,586	(840,256)
Income Tax Expense	(825,500)	(2,232,750)	(722,800)	(828,400)	(367,700)
Net Income (Loss)	(755,098)	(1,581,297)	(130,941)	(845,132)	(1,412,172)
Earnings (Loss) Per Share	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.com and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Forward-Looking Statements in this news release include but are not limited to the Company's focus on actively pursuing additional accretive opportunities while maintaining its relentless focus on driving shareholder value and the Company's intention to refile amended U.S. federal income tax returns for the years ended January 31, 2022, January 31, 2023, January 31, 2024, and the two months ended March 31, 2024 in connection with the Company's position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code of 1986. Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, risks associated with the Company's position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code of 1986 and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission, and the Company's latest annual information form and management's discussion and analysis as filed under the Company's profile on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.